Exhibit (a)(18)

News Release	Bayer AG Communications 51368 Leverkusen Germany Phone +49 214 30 1 www.news.bayer.com

Extraordinary Stockholders’ Meeting in Berlin

Decision imminent on squeeze-out at Bayer Schering Pharma

•	Proposed cash compensation of EUR 98.98 per Bayer Schering Pharma share
•	Integration process making good headway

Berlin/Leverkusen - An Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG taking place today, Wednesday, in Berlin is being asked to resolve on a squeeze-out of the company’s minority stockholders, which would bring Bayer’s acquisition of the former Schering AG another major step forward.

In early December 2006 Bayer announced its intention to acquire the remaining outstanding shares of Bayer Schering Pharma by means of a squeeze-out. Employing the legally defined squeeze-out procedure, it is intended that the shares still held by minority stockholders be transferred to the main stockholder, Bayer Schering GmbH, a wholly owned subsidiary of Bayer AG, in return for adequate cash compensation. Bayer Schering GmbH already holds 96.2 percent of the capital stock of Bayer Schering Pharma.

With the assistance of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Bayer determined the adequate cash compensation to be EUR 98.98 per Schering share. This amount was confirmed as adequate by Dr. Ebner, Dr. Stolz & Partner GmbH, the expert auditor chosen and appointed by the court.

The squeeze-out will take place when the share transfer resolution is entered in the commercial register, explained Werner Baumann, member of the Board of Management of Bayer Schering Pharma. After that the minority stockholders need take no action in order to receive the cash compensation. “The banks will ensure that the compensation is paid into your account and share ownership transferred, free of commission or other charges,” said Baumann. Commerzbank AG has been entrusted with arranging payment of the respective amounts.

Baumann gave the stockholders a brief review of the status of the integration process. The merger of the Bayer Schering Pharma AG business with the current pharmaceutical activities of Bayer’s HealthCare subgroup, based on the existing domination agreement, is making rapid progress. “The business model has been approved and is being implemented step by step,” he said. Baumann emphasized the company’s success in continuing to drive the business forward during the integration phase, as evidenced by the interim results for both units released in November 2006. “We maintained the operating performance of the whole business at the high level achieved by the individual organizations,” explained Baumann.

The former Schering AG was officially renamed “Bayer Schering Pharma AG” on December 29, 2006. In the future this company, headquartered in Berlin, will operate together with Bayer’s existing pharmaceuticals business as a division of the Bayer HealthCare subgroup. The combined pharmaceutical businesses of Bayer and Schering had pro-forma sales of more than EUR 9 billion in 2005. Bayer Schering Pharma will rank among the world’s top ten suppliers of specialty pharmaceuticals. The company is already the world market leader in the field of hormonal contraception and holds leading positions in multiple sclerosis therapy, hematology and cardiology, oncology and contrast agents. It also has a strong position in biotechnology and a promising research pipeline.

Berlin/Leverkusen,	January 17, 2007
ha	(2007-0014-E)

Contact:

Bayer AG:
Günter Forneck, phone +49 214 30 50446
Email: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone +49 214 30 47686
Email: christian.hartel.ch@bayer-ag.de

Bayer Schering Pharma AG:
Oliver Renner, phone +49 30 468 12431
Email: oliver.renner@schering.de

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Bayer Schering Pharma AG (formerly Schering AG). Bayer Schering GmbH (formerly Dritte BV GmbH) has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer on November 30, 2006, the time of commencement of the mandatory compensation offer. Simultaneously Bayer Schering Pharma AG has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer that have been filed or will be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG will be able to receive these documents free of charge at the SEC’s website (http://www.sec.gov), or at the web site http://www.bayer.de.

These documents and information contain forward-looking statements based on assumptions and forecasts made by Bayer Group management as of the respective dates of such documents. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Bayer Group and/or Bayer Schering Pharma AG and the estimates contained in these documents and to differences between actions taken by the Bayer Group with respect to its investment in Bayer Schering Pharma AG and the intentions described in these documents. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (incl. on Form 20-F). All forward-looking statements in these documents are made as of the dates thereof, based on information available to us as of the dates thereof. Except as otherwise required by law, we assume no obligation to update or revise any forward-looking statement to reflect new information, events or circumstances after the applicable dates thereof.

Important information from Bayer Schering Pharma AG:

Bayer Schering Pharma Aktiengesellschaft (formerly Schering Aktiengesellschaft) has filed a solicitation/recommendation statement with the U.S. Securities and Exchange Commission with respect to the offer of cash compensation by Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the domination and profit and loss transfer agreement between Bayer Schering GmbH and Bayer Schering Pharma Aktiengesellschaft. Holders of ordinary shares and American depositary shares of Bayer Schering Pharma Aktiengesellschaft are advised to read such solicitation/recommendation statement because it contains important information. Holders of ordinary shares and American depositary shares of Bayer Schering Pharma Aktiengesellschaft may obtain such solicitation/recommendation statement and other filed documents free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Bayer Schering Pharma Aktiengesellschaft's website (http://www.schering.de).

Forward-Looking Statements
This news release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports filed with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Bayer Schering GmbH (formerly Dritte BV GmbH) do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.